Exhibit 99.2

Management discussion and analysis of Liminal BioSciences Inc.

For the quarter and nine months ended September 30, 2020

Management Discussion & Analysis

for the quarter and nine months ended September 30, 2020

This Management’s Discussion and Analysis, or MD&A, is intended to help the reader to better understand Liminal BioSciences Inc.’s or Liminal or the Company operations, financial performance and results of operations, as well as the present and future business environment. This MD&A has been prepared as of November 12, 2020 and should be read in conjunction with Liminal’s unaudited condensed interim consolidated financial statements or interim financial statements for the quarter ended and nine months ended September 30, 2020. Additional information related to the Company, including the Company’s Annual Report on Form 20-F, as amended, or  the Annual Report is available on EDGAR at www.sec.gov/edgar and on SEDAR at www.sedar.com. All amounts are in thousands of Canadian dollars, except where otherwise noted.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on our management’s beliefs and assumptions and on information currently available to our management. These statements are “forward-looking” because they represent our expectations, intentions, plans and beliefs about our business and the markets we operate in and on various estimates and assumptions based on information available to our management at the time these statements are made. For example, statements around financial performance and revenues are based on financial modelling undertaken by our management. This financial modelling takes into account revenues that are uncertain. It also includes forward-looking revenues from transactions based on probability. In assessing probability, management considers the status of negotiations for any revenue generating transactions, and the likelihood, based on the probability of income, that associated costs will be incurred. Management then ranks the probabilities in such a way that only those revenues deemed highly or reasonably likely to be secured are included in the projections.

All statements other than statements of historical facts may be forward-looking statements. Without limiting the generality of the foregoing, words such as “may”, “will”, “expect”, “believe”, “anticipate”, “intend”, “could”, “might”, “would”, “should”, “estimate”, “continue”, “plan” or “pursue”, “seek”, “project”, “predict”, “potential” or “targeting” or the negative of these terms, other variations thereof, comparable terminology or similar expressions, are intended to identify forward-looking statements although not all forward-looking statements contains these terms and phrases.

Forward-looking statements are provided for the purposes of assisting you in understanding us and our business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore you are cautioned that such information may not be appropriate for other purposes. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if estimates or assumptions turn out to be inaccurate. In particular, forward-looking statements included in this MD&A include, without limitation, statements in respect to:

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statements regarding the impact of the COVID-19 pandemic and its effects on our operations, research and development, clinical trials and financial position, and its potential effects on the operations of third-party service providers and collaborators with whom we conduct business;

•	our plans to develop and commercialize our product candidates;
•	our ability to develop, manufacture and successfully commercialize value-added pharmaceutical products;
•	our ability to obtain required regulatory approvals;
•	the availability of funds and resources to pursue research and development projects;
•	the successful and timely completion of our clinical trials;

•	our ability to take advantage of business opportunities in the pharmaceutical industry;
•	our reliance on key personnel, collaborative partners and other third parties;
•	the validity and enforceability of our patents and proprietary technology;
•	expectations regarding our ability to raise capital;
•	the use of certain hazardous materials;
•	the availability and sources of raw materials;
•	our manufacturing capabilities;
•	currency fluctuations;
•	the value of our intangible assets;
•	negative operating cash flow;
•	the outcome of any current or pending litigation against us;
•	uncertainties related to the regulatory process and approvals;
•	increasing data security costs;
•	costs related to environmental safety regulations;
•	competing drugs, as well as from current and future competitors;
•	developing products for the indications we are targeting;
•	market acceptance of our product candidates by patients and healthcare professionals;
•	availability of third-party coverage and adequate reimbursement;
•	general changes in economic or market conditions; and
•	volatility of our share price.

Other factors that may cause actual results to differ from those expressed or implied in the forward-looking statements are discussed in our filings with the U.S. Securities and Exchange Commission (“SEC Reports”), including the section titled “Risk Factors” contained therein. You should refer to the “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this MD&A will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this MD&A and the documents that we reference in this MD&A completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This MD&A contains market data and industry forecasts that were obtained from industry publications. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified any third-party information. While we believe the market position, market opportunity and market size information included in this MD&A is generally reliable, such information is inherently imprecise.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this MD&A, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

Operating and Financial Review and Prospects

Overview

Liminal (Nasdaq: LMNL) is a clinical-stage biopharmaceutical company focused on discovering, developing and commercializing novel treatments for patients suffering from diseases that have high unmet medical need, including those related to fibrosis in respiratory, liver and kidney diseases. We have a deep understanding of both small molecule drug development as well as certain biological targets and pathways that have been implicated in the fibrotic process, including fatty acid receptors such as free fatty acid receptor 1, or FFAR1, and also known as G-protein-coupled receptor 40, or GPR40, a related receptor G-protein-coupled receptor 84, or GPR84 and peroxisome proliferator-activated receptors, or PPARs. In preclinical studies of our small molecule compounds, we observed that targeting these receptors promoted normal tissue regeneration and scar resolution, including preventing the progression of, and reversing established fibrosis. We also have encouraging clinical data that we believe supports the translatability of our preclinical data observations to the clinic. We have leveraged this understanding, as well as our experience with generating small molecule compounds, to build a pipeline of differentiated product candidates. Our research program is focused on inflammatory, fibrotic and metabolic conditions in patients with liver, respiratory or renal disease, with an emphasis on rare or orphan diseases.

We are developing fezagepras also known as PBI-4050, for the treatment of patients with diseases related to fibrosis, including respiratory, liver or kidney disease indications. We have generated preclinical data that we believe demonstrate proof-of-mechanism of fezagepras for the treatment of respiratory, liver and kidney disorders associated with chronic or severe fibrosis. In the fourth quarter of 2020, we plan to initiate a Phase 1 clinical trial to evaluate multiple ascending doses of fezagepras in healthy volunteers. The data from this Phase 1 clinical trial will help define dose levels and regimen to determine the most appropriate indications to be pursued and inform the design of any future clinical trials. Pending results of the Phase 1 clinical trial, we anticipate initiating any future clinical trials in the second half of 2021 to evaluate fezagepras in fibrosis related diseases, including liver, respiratory or renal disease.

Our early-stage drug development efforts are focused on expanding our R&D pipeline both for the treatment of diseases associated with fibrosis and other inflammatory diseases. Accordingly, we first intend to develop oral, selective GPR84 antagonists to treat fibrosis and develop an early-stage pipeline of novel compounds for the treatment of respiratory, liver (liver fibrosis and Nonalcoholic steatohepatitis, or NASH), and kidney diseases by leveraging our own drug discovery platform, entering into collaborations with third parties or in-licensing or acquiring new compounds and technologies. GPR84 is a pro-inflammatory target primarily expressed on cells associated with the immune system and its expression levels increase significantly during periods of inflammatory stress. We believe a GPR84 antagonist has the potential to be used in combination with one or more of our other product candidates in development or with therapeutics developed by third parties. Our GPR84 antagonist program is currently at the pre-clinical stage. Pending the outcome of our preclinical research, we plan to nominate a preclinical product candidate for our GPR84 antagonist program in Q4 2020.

In addition to GRP84, we intend to develop a novel selective Oxo-eicosanoid receptor 1, or OXER1, antagonist candidate. OXER1 is a G protein-coupled receptor, or GPCR, that is highly selective for 5-Oxo-eicosatetraenoic acid (5-oxo-ETE), believed to be one of the most potent human eosinophil chemo-attractants. Eosinophils play a key role in Type 2 inflammation-driven diseases, including respiratory diseases and gastro-intestinal diseases. Our OXER1 antagonist program is currently at the pre-clinical stage. Pending the outcome of our preclinical research, we plan to nominate a preclinical product candidate for our OXER1 antagonist program in the second half of 2021.

Our lead plasma-derived product candidate, Ryplazim® (human) plasminogen, or Ryplazim, is a highly purified glu-plasminogen derived from human plasma using our proprietary process.  In the third quarter of 2020, we resubmitted our biologics licensing application, or BLA, for the treatment of signs and symptoms associated with congenital plasminogen deficiency, or C-PLGD, in adults and pediatrics, based on the results from our open-label Phase 2/3 clinical trial of Ryplazim for the treatment of congenital plasminogen deficiency completed in October 2018. In September 2020, the U.S. Food and Drug Administration, or FDA, confirmed that the BLA resubmission is a complete Class 2 response. The Company recently submitted a response to an information request from the FDA related to the BLA resubmission. In November 2020, the FDA notified us that our submission of this additional information constituted a major amendment because the submission contained substantial new manufacturing or facility information not previously submitted to or reviewed by the FDA. As a result, the FDA is entitled to and extension of the review process by three months and the new PDUFA target action date is now June 5, 2021. If we receive regulatory approval on this timeline, we currently plan to launch Ryplazim in the United States in 2021 and may also seek to enter into potential marketing collaborations and patient access programs for Ryplazim, including in selected non-U.S. markets in 2021 and 2022.

If our BLA for Ryplazim is approved by the FDA, we may be also eligible to receive a Pediatric Review Voucher, or PRV, from the FDA, which if received, we anticipate seeking to monetize in 2021.

BUSINESS UPDATE

Recent Developments

In July 2020, Prometic Plasma Resources, a subsidiary of Liminal BioSciences Inc., joined the CovIg-19 Plasma Alliance, a collaboration among some of the world’s leading plasma-derived therapeutic companies, to contribute to the acceleration of the development of a potential new plasma-derived therapy for COVID-19.

In July 2020, we acquired all of the issued and outstanding shares in the capital of Fairhaven Pharmaceuticals Inc., or Fairhaven, a company with a preclinical research program of small molecule antagonists, and completed a concurrent private placement with each of Genesys Ventures III LP, or Genesys, Amorchem Limited Partnership, or AmorChem LP, and AmorChem II Fund L.P., or AmorChem II, and together with AmorChem LP, AmorChem, and together with Genesys, the Holders, of $2.4 million aggregate principal amount of secured convertible debentures.

Under the terms of the acquisition, we will satisfy the aggregate purchase price of up to $8.0 million by the issuance of our common shares to the shareholders of Fairhaven, being Genesys, AmorChem LP, MSBi Valorisation Inc. and The Royal Institution for the Advancement of Learning/McGill University, or collectively, the Sellers. Investigational therapies developed in this program target a key chemoattractant and activator of eosinophils, which play a key role in Type 2 inflammation-driven diseases through tissue repair and resolution of inflammation. In July 2020, we issued an aggregate of 202,308 common shares, representing $3.6 million of the aggregate purchase price, to the Sellers, at a price per share equal to the five-trading day volume weighted average trading price, or VWAP, of our common shares on the TSX. The remainder of the aggregate purchase price payable by us to the Sellers is issuable upon, and subject to, the achievement of certain pre-determined research and development milestones prior to the fifth anniversary of the closing date of the acquisition. Any future shares to be issued as part of the milestone payments will be issued at a price per share equal to the five-trading day VWAP of our common shares prior to the achievement of such milestone events.

In August 2020, we voluntarily delisted our common shares from the TSX, effective as of close of trading on August 5, 2020. Since the vast majority of our active daily trading volume has moved to Nasdaq, we believed that the financial and administrative costs to maintain a dual listing were no longer justified.

On September 1, 2020, we announced the appointment of Mr. Alek Krstajic and Mr. Eugene Siklos to our Board of Directors to fill the vacancies resulting from the resignations of Mr. Stefan Clulow and Mr. Zachary Newton.

On September 14, 2020, we drew down $29.1 million on the non-revolving line of credit, or LOC, provided by our parent Structured Alpha LP, or SALP, representing the entire balance available, which resulted in the issuance of the second term loan. This second term loan bears a stated interest of 10%, payable quarterly, and matures on April 23, 2024.

On November 3, 2020, we closed the sale of (i) 5,757,894 common shares, (ii) prefunded warrants to purchase up to 557,894 common shares and (iii) warrants to purchase up to 6,315,788 common shares for aggregate of gross proceeds of US$30.0 million to SALP and another accredited investor. Each share was sold with an accompanying warrant to purchase one common share and each prefunded warrant was sold with an accompanying warrant to purchase an equal number of common shares. The purchase price for each share and accompanying warrant is US$4.75 and the purchase price for each prefunded warrant and accompanying warrant is US$4.749. The warrants will be exercisable at an exercise price of US$5.50 per share and the prefunded warrants will be exercisable at an exercise price of US$0.001 per share, each subject to adjustments as provided under the terms of the warrant and prefunded warrant. The warrants and the prefunded warrants are immediately exercisable and expire on the fifth anniversary of the date of issuance. For the warrants and prefunded warrants issued to the other accredited investor, such warrants and prefunded warrants would not be exercisable to the extent that, if following any such proposed exercise, the total number of common shares then beneficially owned by the other accredited investor would exceed 9.99%. We also entered into a registration rights agreement with all the investors requiring us to register the resale of the shares and the shares issuable upon exercise of the warrants and the prefunded warrants. We are required to prepare and file a registration statement with the Securities and Exchange Commission or SEC by the earlier of (i) 30 days following the closing date of the purchase and sale of the securities and (ii) December 4, 2020.

As announced by the Company on November 12, 2020, Mr. Kenneth Galbraith tendered his resignation as CEO and member of our Board for personal reasons, effective November 13, 2020. Mr. Bruce Pritchard, Chief Operating Officer, Small Molecule Therapeutics and Mr. Patrick Sartore, Chief Operating Officer, Plasma-Derived Therapeutics, will assume the roles of CEO and President, respectively, effective November 13, 2020.

Impact of COVID-19 on Our Business

The World Health Organization has declared the outbreak of a novel coronavirus, referred to as COVID-19, as a global pandemic, which continues to spread throughout Canada and around the world. We are prioritizing the health and safety of our employees and those involved with our clinical trials, and we have implemented social distancing measures in our plasma collection facilities, manufacturing facility and research laboratories, have a significant part of our workforce working from home, and have implemented employee support programs, travel bans, business continuity plans and risk assessment and mitigation strategies.

The partial disruption caused by COVID-19 has impacted certain of our clinical trials, and even if the disruption is temporary, it may continue to impact our operations, workforce and overall business by delaying the progress of our research and development programs, regulatory submissions and reviews, regulatory inspections, production and plasma collection activities and business and corporate development activities. There is uncertainty as to the duration of the COVID-19 pandemic and related government restrictions, including travel bans, the impact on our workforce, and the availability of donors, health subjects and patients for the conduct of clinical trials, and the effects of the COVID-19 pandemic, including on the global economy, continue to be fluid. As a result, we are unable to estimate the potential impact on our business or our financial results as of the date of this filing and except as expressly provided otherwise herein, we are withdrawing any guidance provided related to the nature and timing of clinical trials and timing to file or receive any regulatory approvals or commercialization milestones. See the section titled “Risk Factors” contained in our SEC Reports for more information regarding the potential impact of COVID-19 on our business and operations.

Clinical Development

In the fourth quarter of 2020, we plan to initiate a Phase 1 clinical trial to evaluate multiple ascending doses of fezagepras in healthy volunteers, at  higher aggregate daily-dose levels, taken once daily, twice-daily and three times-daily, than those previously evaluated in our completed Phase 1 and Phase 2 clinical trials. The data from this Phase 1 clinical trial will inform dose selection, regimen and indications for future clinical trials of fezagepras, including randomized, placebo-controlled Phase 2 clinical trials in respiratory, liver or kidney disease indications. Future trials are only expected after we have established the optimal dose level based on the results of our planned Phase 1 multiple ascending dose trial. We anticipate initiating any future Phase 2 clinical trials in the first half of 2021 subject to the ongoing evaluation of the mechanism of action of fezagepras, the current COVID-19 pandemic and pending results of the multiple ascending dose study.

In connection with the COVID-19 pandemic, we expect to see an impact on our ability to report trial results, or interact with regulators, ethics committees or other important agencies due to limitations in regulatory authority employee resources or otherwise. In addition, we expect to rely on contract research organizations or other third parties to assist us with clinical trials, and we cannot guarantee that they will continue to perform their contractual duties in a timely and satisfactory manner as a result of the COVID-19 pandemic. If the COVID-19 pandemic continues and persists for an extended period of time, we could experience significant disruptions to our clinical development timelines, which would adversely affect our business, financial condition, results of operations and growth prospects.

We have also been reviewing some of our preclinical research on other uses of plasminogen and reviewing published data on the use of plasminogen as a potential treatment for patients affected with COVID-19. Any additional preclinical research or potential clinical studies to study plasminogen in COVID-19 infected patients would require additional evaluation and the support of government agencies, collaboration partners and funding agencies.

Regulatory Activities

In September 2020, we resubmitted a BLA for Ryplazim with the FDA for the treatment of signs and symptoms associated with congenital plasminogen deficiency in adults and pediatrics. The FDA acknowledged receipt of the BLA resubmission, confirmed that the resubmission is a complete Class 2 response. The Company recently submitted a response to an information request from the FDA related to the BLA resubmission. In November 2020, the FDA notified us that our submission of this additional information constituted a major amendment because the submission contained substantial new manufacturing or facility information not previously submitted to or reviewed by the FDA. As a result, the FDA to an extension of the review process by three months and the new PDUFA target action date is now June 5, 2021.

It is possible that going forward, we could experience delays in the timing of review and/or our interactions with the FDA due to the impacts of COVID-19, for example, absenteeism by governmental employees, inability to conduct planned physical inspections related to regulatory approval, or the diversion of the FDA’s efforts and attention to approval of other therapeutics or other activities related to COVID-19, which could delay approval decisions and otherwise delay or limit our ability to make planned regulatory submissions or obtain approvals.

Financial and Other Corporate Impacts

Given our main activities continue to be in the R&D stage, we will need additional sources of financing to ensure we have sufficient funds to continue our operations for a period extending beyond a year. Until gaining sufficient financing, we will need to operate at reduced spending levels, limit investments on new research programs, and reduce infrastructure costs where possible. The need for successive financing transactions is likely to continue until we can generate sufficient product revenue to finance our cash requirements. Meanwhile, management expects to finance future cash needs primarily through a combination of public or private equity offerings, debt financings, strategic collaborations, business and asset divestitures, and grant funding. Despite our efforts to obtain the necessary funding and further reduce the costs of our operations, there can be no assurance of our access to further funding on acceptable terms, if at all. The COVID-19 pandemic continues to evolve and has significantly disrupted the global economy and financial markets. If the disruption persists and deepens, we could experience an inability to access additional capital, which could in the future negatively affect our operations.

While we expect the COVID-19 pandemic to further adversely affect our business operations and financial results, our clinical development and regulatory efforts, and the value of and market for our common shares will depend on future developments that are highly uncertain and cannot be predicted with confidence at this time, such as the ultimate duration of the pandemic, travel restrictions, quarantines, social distancing and business closure requirements in Canada, the U.S. and other countries, and the effectiveness of actions taken globally to contain and treat the disease. For example, if remote work policies for certain portions of our business, or that of our business partners, are extended longer than we currently expect, we may need to reassess our priorities and our corporate objectives for the year.

Therapeutic Indications

Our research program is focused on inflammatory, fibrotic and metabolic conditions in patients with liver, respiratory or renal disease, with an emphasis on rare orphan disease.

Fezagepras: for the treatment of fibrosis

Our lead small molecule product candidate, fezagepras (also known as PBI-4050), is an anti-inflammatory and anti-fibrotic small molecule designed to modulate the activity of multiple receptors, including FFAR1 and PPAR alpha.

We have generated compelling preclinical data for fezagepras in multiple organ disease models of fibrosis, scleroderma and osteoporosis, that we believe support the evaluation of fezagepras in clinical trials for the treatment of fibrosis. Some of these studies were performed in collaboration with Vanderbilt University, University of Ottawa, Université de Montréal, McMaster University and the Montreal Heart Institute.

To date, fezagepras has been evaluated in over 250 human subjects (including 166 patients) in a combination of three Phase 1 clinical trials, three open-label Phase 2 clinical trials and one placebo-controlled Phase 2 trial at doses up to 1,200 mg daily. We completed a Phase 2 open-label clinical trial of fezagepras in patients with idiopathic pulmonary fibrosis, or IPF, in January 2017 and a Phase 2 open-label clinical trial of fezagepras in patients with Alström syndrome in June 2018. We also completed an open-label Phase 2 trial of fezagepras in patients with Type 2 Diabetes with Metabolic Syndrome, or T2DMS in November 2016. We also commenced a placebo-controlled Phase 2 trial in T2DMS in May 2017, where patients were dosed up to 1,200mg daily for up to twelve weeks, but terminated the trial due to failure to meet recruitment targets. An open-label rollover, single-arm, Phase 2 clinical trial of fezagepras for the treatment Alström syndrome was started in October 2017 and treatment was terminated in May 2020 as a result of the re-deployment of the investigational site clinical staff as a result of the current COVID-19 pandemic. In the fourth quarter of 2020, we plan to initiate a Phase 1 clinical trial to evaluate multiple ascending doses of fezagepras in healthy volunteers, (at higher aggregate daily dose level than those previously evaluated in our completed Phase 1 and Phase 2 clinical trials) taken once daily, twice-daily and three-times daily. The data from this Phase 1 clinical trial will inform dose selection and regimen for future clinical trials of fezagepras, including randomized, placebo-controlled Phase 2 clinical trials in respiratory, liver or kidney disease indications subject to the ongoing evaluation of the mechanism of action of fezagepras, the current COVID-19 pandemic and pending results of the multiple ascending dose study. We expect that in the second half of 2021 we will be in a position to initiate a global Phase 2b clinical trial in patients with idiopathic pulmonary fibrosis, or IPF, and a Phase 1b/2a clinical trial in the United States in patients with high triglyceride levels (hypertriglyceridemia) for fezagepras.

Our research has focused on the ability of fezagepras to modulate the receptor activities of FFAR1 and PPAR receptor alpha and regulating the downstream signaling processes. We believe these combined activities contributed to the effects we observed in our open-label Phase 2 clinical trials of fezagepras. In a Phase 2, open-label clinical trial of fezagepras in patients with IPF, we observed the stabilization of forced vital capacity, or FVC, a measure of lung function, over 12 weeks. In a Phase 2, open-label trial in Alström syndrome patients, we observed encouraging effects of fezagepras on both liver stiffness (as measured by Fibroscan, a surrogate for liver fibrosis) and cardiac fibrosis. It should be noted that the open-label study design of both these trials means that there was no placebo control group included.

Fezagepras has been granted Orphan Drug Designation by the FDA and the European Medicines Agency, or EMA, for the treatment of Alström syndrome as well as for the treatment of IPF. Fezagepras has also been granted the Promising Innovative Medicine, or PIM, designation by the UK Medicines and Healthcare products Regulatory Agency, or MHRA, for the treatment of Alström syndrome and IPF.

Ryplazim (human) plasminogen replacement therapy

Ryplazim (human) plasminogen, or Ryplazim, is a highly purified glu-plasminogen derived from human plasma that acts as a plasminogen replacement therapy for patients deficient in plasminogen protein. We are currently developing Ryplazim for the treatment of signs and symptoms associated with C-PLGD, a rare disorder associated with abnormal accumulation or growth of fibrin-rich pseudomembranous lesions on mucous membranes. Left untreated, these lesions may impair organ function and impact quality of life. Congenital plasminogen deficiency is caused by mutations in plasminogen, the gene coding for production of the zymogen plasminogen.

Ligneous conjunctivitis, or LC, appears to be the most common clinical manifestation of congenital plasminogen deficiency, and is characterized by inflamed, woody growths on the conjunctival membranes that, if left untreated, can result in visual impairment or blindness. Other disease manifestations may be observed in the central nervous system, ears, nasopharynx, oral cavity, respiratory, gastrointestinal and genitourinary tracts. Abnormal wound healing and infertility have also been reported in patients with plasminogen deficiency. Although most affected patients survive into adulthood, the disease appears to be most severe when diagnosed in infants and children, where manifestations increase morbidity and mortality risk, including blindness, respiratory failure due to bronchial obstruction, or complications from hydrocephalus (excessive fluid in the brain) and death.

In the Phase 2/3 clinical trial, we evaluated the pharmacokinetics, or PK, efficacy and safety of Ryplazim in 15 pediatric and adult patients with congenital plasminogen deficiency, which is also referred to as hypoplasminogenemia. We previously submitted a BLA, to the FDA, for Ryplazim that received a complete response letter, or CRL, from the FDA in April 2018, which identified Chemistry, Manufacturing and Controls, or CMC deficiencies.

We resubmitted a BLA, to the FDA, in the third quarter of 2020, based on the results from our open-label Phase 2/3 clinical trial of Ryplazim for the treatment of congenital plasminogen deficiency completed in October 2018. Following our BLA resubmission, we received confirmation from the FDA that the BLA resubmission is a complete Class 2 response. The Company recently submitted a response to an information request from the FDA related to the BLA resubmission. In November 2020, the FDA notified us that our submission of this additional information constituted a major amendment because the submission contained substantial new manufacturing or facility information not previously submitted to or reviewed by the FDA. As a result, the FDA to an extension of the review process by three months and the new PDUFA target action date is now June 5, 2021. If we receive regulatory approval on this timeline, we currently plan to launch Ryplazim in the United States in 2021 and may also seek to enter into potential marketing collaborations and patient access programs for Ryplazim, including in selected non-U.S. markets in 2021 and 2022.

If our BLA for Ryplazim is approved by the FDA, we may be also eligible to receive a PRV, from the FDA. If we receive regulatory approval on Ryplazim®, and if we receive a PRV for Ryplazim we anticipate seeking to monetize any such PRV in 2021.

Ryplazim was granted Orphan Drug Designation and the Rare Pediatric Disease Designation by the FDA for the treatment of congenital plasminogen deficiency.

We also may explore clinical uses or formulations of plasminogen, including for the treatment of acquired plasminogen deficiencies and in critical care and wound treatment settings, and we also anticipate initiating additional clinical trials for Ryplazim in the second half of 2021. We believe that the expansion of our plasminogen development program may enable us to target additional clinical indications with unmet medical need.

Plasminogen was granted Orphan Drug Designation by the FDA for the treatment of IPF.

Our Selective G-protein coupled receptor 84 (GPR84) Antagonist Program:

We are developing a selective GPR84 antagonist candidate that we believe could be used as monotherapy or in combination with other approved drugs. GPR84 is a pro-inflammatory target primarily expressed on cells associated with the immune system and its expression levels increase significantly during periods of inflammatory stress. Inhibition of GPR84 can inhibit neutrophil and macrophage migration and reduce cytokine release.

However, GPR84 expression is not restricted to cells in the immune system; it is also expressed in tissues such as the brain, heart, muscle, colon, kidney, liver, intestine, adipose and lung. Through its role in inflammation, GPR84 may be a mediator of the relationship between inflammation, obesity and diabetes. Rodent models suggest that GPR84 expression is up-regulated in adipocytes in response to TNF-α released from infiltrating macrophages, and that this in turn can lead to a down-regulation in adiponectin expression in adipocytes. Adiponectin is known to have anti-diabetic, anti-inflammatory, and anti-atherogenic effects, and it also functions as an insulin sensitizer.

In addition to our experienced in-house medicinal chemistry group, we believe we have a strong understanding and well-established, in-house expertise in GPR84 biology. Our prior research has shown that GPR84-deficient mice develop reduced fibrosis in a model of kidney fibrosis (adenine-induced chronic kidney disease). We have also shown that GPR84 mRNA is overexpressed in various acute and chronic kidney models such as 5/6-nephrectomy (Nx)-induced chronic kidney disease, doxorubicin (DOX)-induced nephropathy and in adenine-induced tubulointerstitial injury.

Our GPR84 antagonist program is currently at the pre-clinical stage. Pending the outcome of our preclinical research, we plan to nominate a preclinical product candidate for our GPR84 antagonist program in the fourth quarter of 2020. Galapagos Therapeutics GLPG1205 program, currently in Phase 2, is the only other GPR84 antagonist program to our knowledge.

Our Selective Oxo-eicosanoid receptor 1 (OXER1) Antagonist Program

We are developing an oral, selective OXER1 antagonist candidate. OXER1 is a GPCR that is highly selective for 5-oxo-ETE, believed to be one of the most potent human eosinophil chemo-attractants. Migration of eosinophils to body sites including the lungs and intestines is mediated by eosinophil chemo-attractants such as 5-oxo-ETE. Eosinophils play a key role in Type 2 inflammation-driven diseases, including respiratory diseases and gastro-intestinal diseases.

Eosinophilic-related diseases represent a significant area of unmet need in global health. Several biologics have been approved for the treatment of eosinophil-related diseases, with combined drug sales in 2018 exceeding USD$ 3 Billion. Several of the approved monoclonal antibody treatments for severe eosinophilic asthma are currently in clinical trials aimed at expanding their indications to include other eosinophilic disorders. Compared to approved biologics, small molecule OXE receptor antagonists may offer a promising and potentially more cost-effective option for treatment of eosinophilic-driven disorders.

The OXER1 antagonist program is based on the research of Dr. William Powell, Professor Emeritus in the Department of Medicine at McGill University, working in collaboration with Dr. Joshua Rokach of the Florida Institute of Technology.

In addition to our experienced in-house medicinal chemistry group, we have a strong understanding and well-established, in-house expertise in GPCR biology.  Our OXER1 antagonist program is currently at the preclinical stage. Pending the outcome of our preclinical research, we plan to nominate a preclinical product candidate for our OXER1 antagonist program in the second half of 2021.

FINANCIAL PERFORMANCE

Amounts in tables are expressed in thousands of Canadian dollars, except per share amounts.

Financial operations overview

Revenue

Revenues include revenues from plasma sales, royalties and rental revenues.

Cost of sales and other production expenses

Cost of sales and other production expenses includes the cost of the inventory sold, as well as non-capitalizable overhead related to commercial inventory and inventory write-downs.

Research and development expenses

Research and development or R&D expenses comprise the costs to manufacture the plasma-derived product candidates, including Ryplazim, used in preclinical studies, clinical trials, and supplied to clinical trial patients and certain other patients in connection with expanded access programs, including on a named patient basis and via a compassionate use programs until Ryplazim is commercially approved and available, if ever, and for the development of our production processes for Ryplazim in preparation of the resubmission of the BLA. It also includes the cost of product candidates used in our small molecule clinical trials such as fezagepras, the cost of external consultants supporting the clinical trials and preclinical studies, employee compensation and other operating expenses involved in research and development activities. Government grants recognized in relation to these R&D expenditures are also included under this caption.

Administration, selling and marketing expenses

Administration, selling and marketing expenses mainly consist of salaries and benefits related to our executive, finance, human resources, business development, legal, intellectual property, and information technology support functions. It also comprises professional fees such as legal, accounting, audit, financial printer and taxation advisory fees. It also includes operating expenses such as insurance costs, office expenses, and travel costs pertaining to the administration, selling and marketing activities.

Selling and marketing expenses include costs associated with managing our commercial activities as we prepare for our first commercial launch.

Government grants recognized in relation to administration, selling and marketing expense are also included under this caption.

Loss (gain) on foreign exchange

Gain or loss on foreign exchange includes the effects of foreign exchange variations on monetary assets and liabilities denominated in foreign currencies between the rates at which they were initially recorded at in the functional currency at the date of the transaction and when they are retranslated at the functional currency spot rate of exchange at the reporting date. All differences are included in the consolidated statement of operations.

Finance costs

Finance costs mainly includes interest expense from the long-term debt, the lease liabilities and banking charges. Finance costs are presented net of interest income which primarily results from the interest earned on the cash and cash equivalents we hold.

Loss (gain) on extinguishments of liabilities

When the terms of our long-term debt are modified significantly, the then existing debt is considered extinguished and the carrying amount of the debt before modification is derecognized, and the fair value of the modified debt is recognized. The difference is recorded as a loss (gain) on extinguishment of liabilities. When liabilities are settled using equity instruments, the difference between the carrying amount of the liability settled and the fair value of the equity issued will be recorded as a gain or loss on extinguishments of liabilities.

Change in fair value of financial instruments measured at fair value through profit or loss

Fair value increases and decreases on financial instruments measured at fair value through profit or loss are presented here. This caption includes the changes in fair values of the warrant liability until it was extinguished in April 2019.

Income tax expense

Income tax expense includes the current tax expense that will be payable to or collectable from the taxation authorities in the various jurisdiction in which we operate. This includes the U.K. small and medium enterprise R&D tax credits we were eligible for until 2018 inclusively and subsequent adjustments to the carrying amount of the income tax receivables. Income tax expense also includes deferred income tax expense and recoveries. Deferred income tax assets are recognized to the extent that it is probable that future tax profits will allow the deferred tax assets to be recovered.

Discontinued operations

Following the sale, in November 2019, of two of our subsidiaries previously included in our bioseparations segment, we have restated the prior periods to remove the impact of those operations from the all lines in the financial statements (revenues, cost of sales and production cost, R&D and administration, selling and marketing being the lines most impacted) and have reclassified those results to the discontinued operations line in the financial statement. The amounts showing in the discontinued operations line do not equal the results reported in prior periods for the bioseparation segment since the ownership of one subsidiary that was part of this segment was not sold and since certain of the corporate expenses that were previously allocated to the segment were not reclassified in the results of discontinued operations if those cost remained going forward.

Operating Results

The consolidated statement of operations for the quarter and nine months ended September 30, 2020 compared to the corresponding periods in 2019 are presented in the following table.

	Quarter ended September 30,			Nine months ended September 30,
	2020	2019	Change	2020	2019	Change
Revenues	$639	$828	$(189)	$2,282	$3,854	$(1,572)

Expenses
Cost of sales and other production expenses	446	513	(67)	1,588	2,235	(647)
Research and development expenses	12,408	18,101	(5,693)	45,190	57,861	(12,671)
Administration, selling and marketing expenses	8,959	9,865	(906)	29,482	35,005	(5,523)
Loss (gain) on foreign exchange	(117)	274	(391)	(710)	(1,246)	536
Finance costs	2,236	1,701	535	5,718	12,198	(6,480)
Loss (gain) on extinguishments of liabilities	-	-	-	(79)	92,374	(92,453)
Change in fair value of financial instruments measured at fair value through profit or loss	-	-	-	-	(1,140)	1,140
Net loss from continuing operations before taxes	$(23,293)	$(29,626)	$6,333	$(78,907)	$(193,433)	$114,526
Current income tax expense (recovery) from continuing operations	-	-	-	(141)	1,239	(1,380)
Net loss from continuing operations	$(23,293)	$(29,626)	$6,333	$(78,766)	$(194,672)	$115,906
Net income from discontinued operations, net of taxes	-	(81)	81	-	2,428	(2,428)
Net loss	$(23,293)	$(29,707)	$6,414	$(78,766)	$(192,244)	$113,478

Net income (loss) attributable to:
Non-controlling interests – continuing operations	(195)	(105)	(90)	(564)	(889)	325
Owners of the parent
- Continuing operations	(23,098)	(29,521)	6,423	(78,202)	(193,783)	115,581
- Discontinued operations	-	(81)	81	-	2,428	(2,428)
	$(23,098)	$(29,602)	$6,504	$(78,202)	$(191,355)	$113,153
Net loss	$(23,293)	$(29,707)	$6,414	$(78,766)	$(192,244)	$113,478

Income (loss) per share attributable to the owners of the parent basic and diluted:
From continuing operations	$(0.98)	$(1.27)	$0.29	$(3.33)	$(14.23)	$10.90
From discontinued operations	-	(0.00)	0.00	-	0.18	(0.18)
	$(0.98)	$(1.27)	$0.29	$(3.33)	$(14.05)	$10.72
Weighted average number of outstanding shares (in thousands)	23,591	23,313	278	23,466	13,619	9,847

Revenues from continuing operations

The following table provides the breakdown of total revenues from continuing operations by source of revenue for the quarter and the nine months ended September 30, 2020 compared to the corresponding periods in 2019.

	Quarter ended September 30,			Nine months ended September 30,
	2020	2019	Change	2020	2019	Change
Revenues from the sale of goods	$437	$792	$(355)	$1,842	$3,718	$(1,876)
Other revenues	202	36	166	440	136	304
	$639	$828	$(189)	$2,282	$3,854	$(1,572)

Total revenues for the quarter and nine months ended September 30, 2020 decreased by $0.2 million and $1.6 million compared to the corresponding periods in 2019, respectively.

The decrease of $1.9 million in revenues from the sale of goods during the nine months ended September 30, 2020 compared to the corresponding period in 2019 is mainly due to a $1.5 million reduction in sales of specialty plasma in 2020 as a result of a reduction in the collection of specialty plasma partially caused by the COVID measures implemented at our collection centers and by the timing of these sales which can vary from period to period. Other revenues, which are mainly comprised of royalty and rental revenues, for nine months ended September 30, 2020 increased slightly by $0.3 million compared to the corresponding period in 2019. The increase in other revenues is mainly due to the royalty revenues earned on third party product sales, products that were previously sold by our former bioseparations segment.

The decrease of $0.4 million in the revenues from the sale of goods during the quarter ended September 30, 2020 compared to the corresponding period in 2019 is due to a decrease of $0.2 million in sales of specialty plasma, and a decrease of $0.2 million in sales of normal source plasma. Other revenues for the quarter ended September 30, 2020 increased by $0.2 million mainly driven by the royalty revenues discussed above.

Cost of sales and other production expenses

Cost of sales and other production expenses during the quarter and the nine months ended September 30, 2020 decreased by $0.1 million and $0.6 million, respectively compared to the corresponding periods in 2019. The decrease reflects the decrease in sales of specialty and normal source plasma. This was partially offset by an increase in other operating costs that are not directly capitalizable as inventory production costs.

Research and development expenses

The R&D expenses for the quarter and the nine months ended September 30, 2020 compared to the same periods in 2019, broken down into its two main components, are presented in the following table.

	Quarter ended September 30,			Nine months ended September 30,
	2020	2019	Change	2020	2019	Change
Manufacturing and purchase cost of product candidates used for R&D activities	$5,457	$9,471	$(4,014)	$21,666	$30,452	$(8,786)
Other research and development expenses	6,951	8,630	(1,679)	23,524	27,409	(3,885)
Total research and development expenses	$12,408	$18,101	$(5,693)	$45,190	$57,861	$(12,671)

In 2020 and 2019, there was no commercial production of plasma-derived product candidates as we focused on addressing comments received from the FDA in the CRL received in March 2018 in preparation for our resubmission of the BLA, in September 2020, and therefore, the cost of manufacturing was classified as R&D expenses.

Total R&D expenses for the quarter and nine months ended September 30, 2020 decreased by $5.7 million and $12.7 million compared to the corresponding periods in 2019, respectively.

Plasma-derived product candidates are produced at the Laval plant and the Winnipeg contract development and manufacturing organization, or Winnipeg CDMO while our small molecule product candidates are manufactured by third party CDMOs.

The manufacturing and purchase cost of these product candidates for the nine months ended September 30, 2020 decreased by $8.8 million compared to the corresponding period in 2019. This change was mainly driven by a reduction of materials expensed for R&D purposes of $8.0 million. The higher expensing of materials in 2019 reflected managements’ outlook regarding the usage of the inventory to supply clinical trial patients as the expected timeline for BLA resubmission was further out. This included a particularly high expensing of inventory on hand during the second quarter and third quarters of 2019 as clinical batch runs were produced. The expensing of materials in 2020 is lower due to a combination of a reduction of clinical trial patients in our clinical trial programs and the reduction in the time period we expect to supply those patients.

Additionally, during the nine months ended September 30, 2020, we recognized a credit of $2.8 million which further reduced our production costs, representing the amount we are eligible to up to that date under the Canada Emergency Wage Subsidy or CEWS government grant, a new grant program created in March 2020, These decreases were partially offset by an increase of $1.2 million related to professional fees and operating expenses incurred in order to prepare for the resubmission of the BLA and the FDA audit of this submission.

A key criterion for being eligible for the CEWS is to have experienced a reduction in revenues in accordance with specific benchmarks and options as defined under the program. The variation in revenue is generally one that is determined each month by comparing the current year with the equivalent month in 2019. As such, we may be eligible only for certain periods depending on the variation of revenue for each month. Under this program, the subsidy generally represented up to 75% of eligible employees’ insurable renumeration, subject to certain criteria and limitations, for salaries paid up to the end of September 2020. Pursuant to legislation adopted in July of 2020 by the Canadian government, the program was extended to December 2020 and the eligibility percentages were changed. In September 2020, the government announced its intention to further extend the program until June 2021. The details of the CEWS program for 2021 have not been made public at this time.

The manufacturing and purchase cost of product candidates for the quarter ended September 30, 2020 decreased by $4.0 million compared to the corresponding period in 2019, mainly due to a reduction of $3.9 million in materials expensed and the recognition of a credit of $1.2 million related to the CEWS government grant as explained above. These decreases were offset by an increase of $0.8 million in fill and finish expenses for Ryplazim to be used for our current compassionate use program.

Other R&D expenses during the nine months ended September 30, 2020 compared to the corresponding period in 2019 decreased by $3.9 million. This decrease was driven by a reduction of $2.5 million in share-based payment expense recognized during the nine months ended September 30, 2020 compared to the corresponding period in 2019, due to the changes made to our long-term equity incentive plan explained further below under “share-based payments expense”. This decrease is also explained by the decrease in payroll and related expenses of $2.4 million due to a reduction in our workforce and to variations in the payout estimates related to our short-term incentive plan or STIP, in this case a decline compared to the comparative period, and the recognition of $0.7 million for the CEWS government grant credit. These decreases were offset by reductions in Québec R&D tax credits during nine months ended September 30, 2020, which resulted in an increased R&D expense of $1.2 million, and by the increase of $1.3 million in fees for consultant services related to our small molecules therapeutics operations, as the Company used consultants to perform some to the tasks previously performed by employees.

Other R&D expenses during the quarter ended September 30, 2020 compared to the corresponding period in 2019 decreased by $1.7 million. This decrease was driven by a reduction of $1.3 million of payroll and related expenses during the quarter ended September 30, 2020, mainly due to the reduction in workforce and to a change in payout estimate related to the STIP, and the recognition of $0.3 million for the CEWS government grant.

Administration, selling and marketing expenses

The decrease of $5.5 million in administration, selling and marketing expenses during the nine months ended September 30, 2020 compared to the corresponding period in 2019 was mainly attributable to a reduction of $8.6 million in share-based payment expense, a decrease of $3.9 million in payroll and related expenses mainly cause by the reduction in the workforce and to a decline in the estimated expense related to the STIP, and the recognition of $1.0 million in credits pertaining to the CEWS government grant. This decrease was partially offset by an increase of $9.3 million in directors’ and officers’ insurance cost.

The decrease of $0.9 million in administration, selling and marketing expenses during the quarter ended September 30, 2020 compared to the corresponding period of 2019 was driven by a reduction of $1.5 million in payroll and related expenses mainly due to the reduction in the workforce, to a decline in the estimated expense related to the STIP, the recognition of $0.4 million credit for the CEWS government grant, and a reduction of $0.8 million in share-based payment expense. The decrease is also due a reduction of $1.2 million in legal fees as in the comparative period, we incurred legal fees expense in preparation for our listing onto the Nasdaq exchange and in connection with our divesture of our bioseparations operations. These decreases were offset by an increase in $3.1 million in directors’ and officers’ insurance cost.

Share-based payments expense

Share-based payments expense represents the expense recorded as a result of stock options and restricted share units or RSU issued to employees and board members. This expense has been recorded as follows in the consolidated statements of operations.

	Quarter ended September 30,			Nine months ended September 30,
	2020	2019	Change	2020	2019	Change
Cost of sales and other production expenses	$13	$7	$6	$30	$95	$(65)
Research and development expenses	930	402	528	3,013	6,174	(3,161)
Administration, selling and marketing expenses	1,452	2,222	(770)	4,153	12,791	(8,638)
	$2,395	$2,631	$(236)	$7,196	$19,060	$(11,864)

The above table includes the share-based payment expense included in both continuing and discontinued operations.

Share-based payments expense for the nine months ended September 30, 2020 decreased by $11.9 million, compared to the corresponding period in 2019. This decrease is mostly explained by our implementation during the second quarter of 2019 of significant changes to our long-term equity incentive plan to ensure alignment with performance and building shareholder values, as well as attraction and retention of key employees to drive our future growth. The following important changes were made:

•

the cancellation in June 2019 of the outstanding options for active employees in return for the issuance of new vested options having an exercise price reflecting the share price at the time of the grant;

•	the modification of the outstanding performance-based RSU into time-vesting RSU; and
•

the issuance of the annual stock option grant to employees and executives. The vesting terms were changed in June 2019 from those set in the recent years, especially at the executive level; a portion of the executive grants vested immediately while the overall vesting period was extended up to a period of six years.

Some of these changes triggered an immediate or accelerated recognition of share-based compensation expense during the quarter ended June 30, 2019. Further details of these changes and their accounting impact are provided in note 14 b) and c) to the interim financial statements for the quarter and the nine months ended September 30, 2020.

The share-based payments expense for the quarter ended September 30, 2020 was relatively stable compared to the corresponding period in 2019. The decrease of $0.7 million in administration, selling and marketing expenses attributable to share-based payments is partially offset by an increase of $0.5 million in R&D expenses attributable to share-based payments, as some of our key management personnel spent more time on R&D initiatives during the quarter ended September 30, 2020.

Finance costs

Finance costs decreased by $6.5 million during the nine months ended September 30, 2020 compared to the corresponding periods in 2019. This decrease reflects our lower level of debt since the April 23, 2019 debt restructuring discussed below.

Finance costs increased by $0.5 million during the quarter ended September 30, 2020 compared to the corresponding period in 2019, reflecting higher interest expense due to an increased debt level during the quarter ended September 30, 2020 following the issuance of secured convertible debentures in July 2020 and of the second term loan, as we drew down our full line of credit with SALP in September 2020.

Loss (gain) on extinguishments of liabilities

The gain on extinguishments of liabilities was $0.1 million for the nine months ended September 30, 2020 compared to a loss on extinguishment of liabilities of $92.4 million for the nine ended September 30, 2019. The loss on the extinguishment of liabilities in the comparative periods is principally due to us concluding a debt restructuring agreement on April 23, 2019 with our major creditor, SALP. The debt, subsequently referred to as the first term loan was reduced to $10.0 million plus interest due, in exchange for the issuance by us of 15,050,312 of common shares to SALP. The details of the computation of the loss on extinguishments of liabilities is presented in note 11 of the interim financial statements for the quarter and nine months ended September 30, 2020.

Net loss from continuing operations

The net loss from continuing operations decreased by $115.9 million during the nine months ended September 30, 2020 compared to the corresponding periods in 2019. This decrease is mainly explained by the following:

•	the decrease in the loss on extinguishment of liabilities of $92.5 million, related to the debt restructuring that occurred during the second quarter of 2019,
•	the decrease in the share-based payments expense of $11.6 million related to the significant changes made to the Company’s long-term equity incentive plan in June 2019; and
•	the decrease in Finance costs of $6.4 million for the nine months ended September 30, 2020 reflecting the lower levels of debt since the April 23, 2019 debt restructuring.

The net loss from continuing operations decreased by $6.3 million during the quarter ended September 30, 2020 compared to the corresponding period in 2019. This decrease is mainly due to the reduction of $3.9 million in materials expensed recorded in R&D expenses and the recognition of the CEWS grant credit of $2.1 million.

Adjusted EBITDA analysis

Adjusted EBITDA is a measure that is not defined or standardized under International Financial Reporting Standard or IFRS and it is unlikely to be comparable to similar measures presented by other companies. We believe that adjusted EBITDA provides additional insight regarding cash used in operating activities on an on‑going basis. It also reflects how management analyses performance and compares that performance against other companies. In addition, we believe that adjusted EBITDA is a useful measure as some investors and analysts use EBITDA and similar measures to compare us against other companies. Adjusted EBITDA adjusts net loss for the elements presented in the table below.

The Adjusted EBITDA for the quarters and nine months ended September 30, 2020 and 2019 are presented in the following table:

	Quarter ended September 30,			Nine months ended September 30,
	2020	2019	Change	2020	2019	Change
Net loss from continuing operations	$(23,293)	$(29,626)	$6,333	$(78,766)	$(194,672)	$115,906

Adjustments to obtain adjusted EBITDA:
Loss (gain) on foreign exchange	(117)	274	(391)	(710)	(1,246)	536
Finance costs	2,236	1,701	535	5,718	12,198	(6,480)
Loss (gain) on extinguishments of liabilities	-	-	-	(79)	92,374	(92,453)
Change in fair value of financial instruments measured at fair value through profit or loss	-	-	-	-	(1,140)	1,140
Current income tax expense (recovery) from continuing operations	-	-	-	(141)	1,239	(1,380)
Depreciation and amortization	2,148	2,246	(98)	6,220	6,536	(316)
Share-based payments expense	2,395	2,606	(211)	7,196	18,796	(11,600)
Adjusted EBITDA from continuing operations	$(16,631)	$(22,799)	$6,168	$(60,562)	$(65,915)	$5,353
Plus: adjusted EBITDA from discontinued operations	-	287	(287)	-	3,933	(3,933)
Adjusted EBITDA	$(16,631)	$(22,512)	$5,881	$(60,562)	$(61,982)	$1,420

Adjusted EBITDA from continuing operations for the nine months ended September 30, 2020 increased by $5.4 million compared to the corresponding period in 2019. The increase was mainly as a result of a decrease in R&D expenses (excluding share-based payments, depreciation and amortization expense) of $8.9 million which were offset by the increase in administration, selling and marketing (excluding share-based payments and depreciation and amortization expense) of $3.0 million, and a decrease in gross margins (Revenues from sale of goods less cost of sales and other production expenses) of $1.0 million. Adjusted EBITDA from discontinued operations of the bioseparations business we sold on November 25, 2019, was $3.9 million during the nine months ended September 30, 2019.

The increase of $6.2 million on the Adjusted EBITDA from continuing operations for the quarter ended September 30, 2020 compared to the corresponding period in 2019 is mainly due to the decrease in R&D expenses (excluding share-based payments, depreciation and amortization expense) of $6.1 million. Adjusted EBITDA from discontinued operations was $0.3 million during the quarter ended September 30, 2019.

Segmented information analysis

For the nine months ended September 30, 2020 and 2019

The details of the revenues, expenses and the loss for each segment as well as the reconciliation of the segments’ losses to the net loss from continuing operations before taxes for the nine months ended September 30, 2020 and 2019 are presented in the following tables. Segment revenues are with external customers unless otherwise specified.

For the nine months ended September 30, 2020	Small molecule therapeutics	Plasma- derived therapeutics	Reconciliation to statement of operations	Total
Revenues	$2	$1,843	$437	$2,282

Expenses
Cost of sales and other production expenses	-	1,513	75	1,588
Manufacturing and purchase cost of product candidates used for R&D activities	57	21,609	-	21,666
R&D - Other expenses	10,074	13,358	92	23,524
Administration, selling and marketing expenses	2,342	5,503	21,637	29,482
Segment loss	$(12,471)	$(40,140)	$(21,367)	$(73,978)
Gain on foreign exchange				(710)
Finance costs				5,718
Gain on extinguishments of liabilities				(79)
Net loss from continuing operations before taxes				$(78,907)
Other information
Depreciation and amortization	$747	$4,951	$522	$6,220
Share-based payment expense	1,397	383	5,416	7,196

For the nine months ended September 30, 2019	Small molecule therapeutics	Plasma- derived therapeutics	Reconciliation to statement of operations	Total
Revenues	$33	$3,721	$100	$3,854

Expenses
Cost of sales and other production expenses	-	2,140	95	2,235
Manufacturing and purchase cost of product candidates used for R&D activities	54	30,596	(198)	30,452
R&D - Other expenses	10,357	16,922	130	27,409
Administration, selling and marketing expenses	3,441	5,950	25,614	35,005
Segment loss	$(13,819)	$(51,887)	$(25,541)	$(91,247)

Gain on foreign exchange				(1,246)
Finance costs				12,198
Loss on extinguishments of liabilities				92,374
Change in fair value of financial instruments measured at fair value through profit or loss				(1,140)
Net loss from continuing operations before taxes				$(193,433)
Other information
Depreciation and amortization	$573	$5,501	$462	$6,536
Share-based payment expense	4,257	3,828	10,711	18,796

Small molecule therapeutics segment

The loss for the small molecule therapeutics segment was $12.5 million during the nine months ended September 30, 2020 compared to $13.8 million during the corresponding period in 2019, representing a decrease in segment loss of $1.3 million. This lower segment loss is mainly due to a decrease of $0.3 million and $1.1 million in R&D - other expenses, and in administration, selling and marketing expenses, respectively.

The decrease in R&D – other expenses is explained by a number of variances, including a reduction in share-based payments expense of $1.1 million, the recognition of a credit of $0.7 million related to the CEWS government grant and a reduction in clinical trials of $0.8 million. These decreases were partially offset by an increase in preclinical study expenses of $1.3 million primarily for GPR84, and the reduction in R&D tax credits of $1.2 million as in 2019, we utilized previously unrecognized non-refundable Canadian Federal R&D tax credits resulting in additional R&D credits of $1.2 million being recorded. The administration, selling and marketing expenses decrease was mainly due to a reduction of $1.8 million in share-based payments expense and $0.3 million in payroll and related expenses which was partially offset by an increase in the administrative support that the segment receives from the head office of $1.3 million.

Plasma-derived therapeutic segment

The revenues for the plasma-derived therapeutics segment were $1.8 million for the nine months ended September 30, 2020 compared to $3.7 million for the corresponding period in 2019, representing a decrease of $1.9 million mainly due to lower specialty plasma sales.

The manufacturing cost of plasma-derived product candidates to be used in clinical trials and for the development of our production processes of $30.6 million during the nine months ended September 30, 2019 decreased by $9.0 million to $21.6 million in the current period. This change was mainly driven by a reduction of materials expensed for R&D purposes of $8.0 million. The higher expensing of materials in 2019 reflected managements’ outlook regarding the usage of the inventories to supply clinical trial patients in light of the anticipated extension of the expected timeline for BLA resubmission. As clinical batch runs were produced, there was a particularly high expensing of inventory on hand during the second and third quarters of 2019. The expensing of materials in 2020 is lower due to a combination of a reduction of clinical trial patients in our clinical trial programs and the reduction in the time period we expect to supply those patients. Additionally, we recognized a credit of $2.8 million relating to the CEWS grant. These decreases were partially offset by an increase of $1.2 million related to professional fees and operating expenses incurred to prepare for the FDA audit in connection with the resubmission of the BLA.

Other R&D expenses at $16.9 million for the nine months ended September 30, 2019 decreased by $3.6 million to $13.4 million for the nine months ended September 30, 2020 as a result of a reduction in payroll and related expenses of $2.2 million due the reduction of our workforce in our R&D facility in Rockville, MD which is expected to close by the end of 2020, a reduction in the estimated payout related to the STIP, and by a reduction of $2.8 million related to share‑based payments expense. This was offset by an increase of $2.3 million in R&D – other expenses related to an increase in R&D support that the small molecule R&D team provided to the segment as well as a decrease in R&D support the segment provided in return, as resources were focused on the resubmission of the BLA for Ryplazim.

The loss for the plasma-derived therapeutic segment was $40.1 million for the nine months ended September 30, 2020 compared to $51.9 million during the corresponding period in 2019, representing a decrease of $11.7 million in segment loss. The decrease was mainly driven by the overall reduction in the manufacturing cost of plasma-derived product candidates to be used in clinical trials and development of our production process of $9.0 million and the reduction of $3.6 million in other R&D expenses as explained above.

For the quarters ended September 30, 2020 and 2019

The details of the revenues, expenses and the loss for each segment as well as the reconciliation of the segments’ losses to the net loss from continuing operations before taxes for the quarters ended September 30, 2020 and 2019 are presented in the following tables. Segment revenues are with external customers unless otherwise specified.

	Small	Plasma-	Reconciliation
	molecule	derived	to statement
For the quarter ended September 30, 2020	therapeutics	therapeutics	of operations	Total
Revenues	$2	$437	$200	$639

Expenses
Cost of sales and other production expenses	-	409	37	446
Manufacturing and purchase cost of product candidates used for R&D activities	15	5,442	-	5,457
R&D - Other expenses	3,087	3,848	16	6,951
Administration, selling and marketing expenses	738	1,769	6,452	8,959
Segment loss	$(3,838)	$(11,031)	$(6,305)	$(21,174)
Gain on foreign exchange				(117)
Finance costs				2,236
Net loss from continuing operations before taxes				$(23,293)
Other information
Depreciation and amortization	$284	$1,684	$180	$2,148
Share-based payment expense	425	196	1,774	2,395

	Small	Plasma-	Reconciliation
	molecule	derived	to statement
For the quarter ended September 30, 2019	therapeutics	therapeutics	of operations	Total
Revenues	$—	$791	$37	$828

Expenses
Cost of sales and other production expenses	-	477	36	513
Manufacturing and purchase cost of product candidates used for R&D activities	34	9,474	(37)	9,471
R&D - Other expenses	3,799	4,809	22	8,630
Administration, selling and marketing expenses	1,182	1,924	6,759	9,865
Segment loss	$(5,015)	$(15,893)	$(6,743)	$(27,651)
Loss on foreign exchange				274
Finance costs				1,701
Net loss from continuing operations before taxes				$(29,626)
Other information
Depreciation and amortization	$210	$1,878	$158	$2,246
Share-based payment expense	470	358	1,778	2,606

Small molecule therapeutics segment

The segment loss for the small molecule therapeutics segment was $3.8 million during the quarter ended September 30, 2020 compared to $5.0 million during the corresponding period in 2019, representing a decrease in segment loss of $1.2 million. This decrease in loss is partially explained by a reduction $0.7 million in R&D – other expenses, mainly due to a decrease in expenses of $0.4 million reflecting an increase in employees’ time spent on the resubmission of the BLA for Ryplazim and therefore those expenses being allocated to the plasma‑derived therapeutics segment. Payroll and related expenses also declined by $0.3 million. A reduction of $0.4 million in administration, selling and marketing expenses driven by decreases in share-based payments expense also contributed to the reduction in the segment’s loss.

Plasma-derived therapeutic segment

The revenues for the plasma-derived therapeutics segment were $0.4 million for the quarter ended September 30, 2020 compared to $0.8 million for the corresponding period in 2019, representing a decrease of $0.4 million mainly due to lower specialty plasma sales.

The cost of sales and production expenses remained stable during the quarter ended September 30, 2020 compared to the corresponding period in 2019 as the reduction in the volume of sales of goods was offset by an increase in other operating cost that are not directly capitalizable as inventory production costs.

The manufacturing cost of plasma-derived product candidates to be used in clinical trials and for the development of our production processes of $9.5 million during the quarter ended September 30, 2019 decreased by $4.0 million to $5.4 million in the current period. This change was mainly driven by a reduction of materials expensed for R&D purposes of $3.9 million, and the recognition of a credit of $1.2 million related to the CEWS government grant. These decreases were offset by an increase of $0.8 million in fill and finish expenses for Ryplazim to be used for our current compassionate use program.

Other R&D expenses at $4.8 million for the quarter ended September 30, 2019 decreased by $1.0 million to $3.8 million for the quarter ended September 30, 2020 as a result of a reduction in payroll and other related expenses of $1.0 million and a reduction of $0.2 million in share-based payments affected by the reduction of headcount in our R&D facility in Rockville, MD which is expected to be closed by the end of 2020, and to a reduction in the expense related to the STIP. This was partially offset by an increase of $0.6 million in R&D – other expense reflecting a net increase in employees’ time spent on the resubmission of the BLA, including the time of employees’ that normally work principally for the small molecule segment, and the allocation of those costs to this segment.

The loss for the plasma-derived therapeutic segment was $11.0 million for the quarter ended September 30, 2020 compared to $15.9 million during the corresponding period in 2019, representing a decrease of $4.9 million in segment loss. The decrease was mainly driven by the overall reduction in the manufacturing cost of plasma-derived product candidates to be used in clinical trials and development of our production process of $4.0 million and the reduction in R&D – other expenses of $1.0 million.

Summary of consolidated quarterly results

The following table presents selected quarterly financial information for the last eight quarters:

		Net income (loss) attributable to the owners of the parent
				Per share
Quarter ended	Revenues	Continuing operations	Discontinued operations	Continuing basic & diluted	Discontinued basic & diluted
September 30, 2020	$639	$(23,098)	$-	$(0.98)	$-
June 30, 2020	540	(27,760)	-	(1.19)	-
March 31, 2020	1,103	(27,344)	-	(1.17)	-
December 31, 2019	1,050	(39,397)	25,043	(1.69)	1.07
September 30, 2019	828	(29,521)	(81)	(1.27)	-
June 30, 2019	762	(135,846)	2,229	(8.26)	0.14
March 31, 2019	2,264	(28,416)	280	(33.59)	0.33
December 31, 2018	3,379	(103,784)	831	(125.04)	1.00

Revenues and cost of sales and other production expenses during the quarter ended December 31, 2018 were $3.4 million, which is mainly due to the sale of excess normal source plasma inventory of $3.1 million which did not generate any margin of profit. R&D expenses were $19.2 million while administration, selling and marketing expenses were $10.2 million as severance expenses were recognized in this quarter. Financing costs were $6.6 million reflecting the higher debt level and the higher borrowing cost of the credit facility. During the quarter, a gain on extinguishment of liabilities of $34.9 million was recorded as a result of the modifications to the terms of our long-term debt, namely the extension of the maturity date. Impairments, mainly pertaining to intravenous immunoglobulin or IVIG, assets totaling $150.0 million were recognized following changes to our strategic plans which would delay the development of IVIG significantly, if approved. Net income attributable to the owners of the parent from discontinued operations remains relatively stable at $0.8 million, a decrease of $0.3 million.

Revenues were $2.3 million during the quarter ended March 31, 2019, principally generated from the sale of specialty plasma. Sales were lower than those recorded in the previous quarter as there was no sale of normal source plasma as we managed to bring our normal source inventories back in line with our Ryplazim production forecast. For the quarters discussed below, our sales figures come primarily from the sale of specialty plasma. R&D expenses at $17.5 million were $1.7 million lower and finance costs at $7.1 million increased slightly by $0.6 million compared to the previous quarter. Both R&D and finance costs were impacted by the adoption of IFRS 16 which caused the implicit interest component of the leases to be recorded in finance costs. Administration, selling and marketing decreased by $3.1 million from its higher level in December 2018 which included significant termination benefits. Net income attributable to the owners of the parent from discontinued operations decreased by $0.6 million to $0.3 million, mainly due to a decrease in R&D tax credit recorded in the quarter.

Revenues were $0.8 million during the quarter ended June 30, 2019. R&D expenses at $22.3 million were $4.8 million higher than the previous quarter and administration, selling and marketing expenses at $18.0 million were $11.0 higher. These increases mainly due to higher share-based payment expenses recognized in R&D expenses of $4.3 million and in administration, selling and marketing expenses of $8.9 million over the previous quarter, resulting from various changes we made to our long-term equity incentive plans to ensure competitiveness of the plans. Finance costs decreased by $3.8 million as the long-term debt declined significantly on April 23, 2019 as part of the debt restructuring which resulted in a loss on extinguishment of liabilities of $92.3 million. The net loss attributable to the owners of the parent from continuing operations for the quarter ended June 30, 2019 was $135.8 million which represents an increase of $107.4 million from the previous quarter. The increase was driven by the loss on extinguishment of liabilities and the increase in share-based payment expense. Net income attributable to the owners of the parent from discontinued operations increased by $1.9 million to $2.2 million mainly due to increase in the sales of bioseparation products of $2.0 million, which had high margins, thus having no impact on the cost of sales and production expenses.

Revenues remained stable at $0.8 million during the quarter ended September 30, 2019. R&D expenses at $18.1 million declined by $4.2 million and administration, selling and marketing expenses at $9.9 million were $8.2 million lower than the previous quarter. These decreases were mainly driven by a decrease of $4.7 million and $7.5 million in the share-based payment expenses recognized in R&D and in administration, selling and marketing expenses, respectively, as such expenditures returned to more normalized levels following the impact of the changes to the long-term equity incentive plans during the quarter ended June 30, 2019. Finance costs decreased by $1.6 million as the balance of long-term debt declined significantly on April 23, 2019 as a result of the debt restructuring. Net income attributable to the owners of the parent from discontinued operations decreased by $2.3 million to a loss of $0.1 million mainly driven by the decrease in the sales of goods of $3.5 million.

Revenues were $1.1 million during the quarter ended December 31, 2019. R&D expenses declined by $0.8 million to $17.3 million mainly due to the decrease in manufacturing and purchase costs of product candidates used in R&D of $2.9 million partially offset by an increase other R&D expenses by $2.0 million. Total R&D expenses declined due to a decline in manufacturing cost, including inventories expensed which was partially offset by higher employee compensation expenses, including share-based payments. Administration, selling and marketing expenses were $0.4 million higher than the previous quarter at $10.3 million, reflecting the higher public reporting costs and directors’ and officers’ insurance costs as a result of our listing on Nasdaq. Finance costs increased by $0.2 million to $1.9 million during the fourth quarter of 2019. Net income attributable to the owners of the parent from discontinued operations increased by $25.1 million at $25.0 million mainly driven by the gain of the sales of the discontinued operations of $26.3 million which was offset by an increase in the administration, selling and marketing expenses of $1.4 million due to bonuses we paid to employees upon the successful completion of the sale of the business which were included in the operating results of the discontinued operations.

Revenues were $1.1 million during the quarter ended March 31, 2020. R&D expenses declined by $0.3 million to $17.0 million mainly due to a decrease in other R&D expenses of $2.4 million which was partially offset by an increase of $2.1 million in manufacturing and purchase costs of product candidates used in R&D. Total R&D expenses declined due to decreases in employee compensation expense including share-based payments of $1.4 million, in R&D tax credit of $1.1 million, and clinical trial expenditures of $0.9 million. These decreases were offset by an increase of production costs, including inventory expensed of $3.4 million. Administration, selling and marketing expenses were $0.4 million higher than the previous quarter at $10.7 million mainly due to the higher public reporting costs and directors and officers insurance costs as a result of our listing on Nasdaq, partially offset by a decline in employee compensation expenses categorized as administration expenses while a higher portion of this compensation expense was allocated to R&D activities reflecting the activities of the personnel. Share-based payment expenses also went down compared to the previous quarter. Gain on foreign exchange, increased by $0.9 million to $1.1 million due to the unrealized foreign exchange gain recognized on our cash and cash equivalents held in U.S. currency as the USD/CAD exchange rate increased since the prior quarter. Finance costs decreased by $0.2 million to $1.6 million during the first quarter of 2020. Net income attributable to the owners of the parent from discontinued operations was $nil given those operations were sold in the fourth quarter of 2019.

Revenues were $0.5 million during the quarter ended June 30, 2020, a decrease of $0.4 million from the previous quarter. R&D expenses declined by $1.2 million to $15.8 million mainly due to a decrease in the manufacturing costs for product candidates used in R&D, while other R&D expenses remained stable. The total R&D expenses declined mainly due to the recognition of a credit of $2.1 million in relation to the CEWS government grant. Administration, selling and marketing expenses were $0.8 million lower than the previous quarter at $9.9 million principally due to the CEWS government grant of $0.6 million. Our Loss on foreign exchange was $0.5 million this quarter due to the foreign exchange loss on our cash and cash equivalents held in U.S. currency as the USD/CAD exchange rate decreased since the prior quarter. Finance costs increased by $0.2 million to $1.9 million during the second quarter of 2020.

Revenues were $0.6 million during the quarter ended September 30, 2020, an increase of $0.1 million from the previous quarter. R&D expenses declined by $3.4 million to $12.4 million mainly due to a decrease of $2.0 million in manufacturing costs for product candidates used in R&D and a decrease of $1.4 million in other R&D. The decline in R&D manufacturing cost was principally due to a decrease in inventory expensed while the decrease in other R&D decreased by mainly due payroll and related expensed. Administration, selling and marketing expenses were $0.9 million lower than the previous quarter at $9.0 million, principally due to a reduction in payroll and related expenses of $1.6 million. The gain on foreign exchange was $0.1 million this quarter, representing an increase of $0.7 million compared to the previous quarter. This increase was mainly due to the foreign exchange gain recorded on our cash held in GBP currency as the GBP/CAD exchange rate has increased since the second quarter of 2020, and due to gain realized on USD denominated financial liabilities driven by our US operations. Finance costs increased by $0.4 million to $2.2 million during the quarter mainly reflecting the increase in interest expense resulting from higher debt levels following the issuance, during the quarter, of the second term loan of $29.1 million and the secured convertible debentures of $2.4 million.

Acquisition of Fairhaven Pharmaceuticals Inc.

Pursuant to a share purchase agreement, or SPA, dated July 17, 2020, we acquired 100% of the issued and outstanding common shares of Fairhaven, a company with a preclinical research program of small molecule antagonists. In payment of the initial amount of $3.6 million due upon closing of the acquisition, we issued 202,308 common shares recorded at a fair value of $3.4 million based on the closing price of Liminal’s common shares at the date of the transaction. Upon achievement of certain pre-determined research and development milestones prior to the fifth anniversary of the closing date of the acquisition, additional payments in the form of common shares totaling up to $4.4 million may become due.

As Fairhaven did not meet the definition of a business under IFRS 3, "Business Combinations", the acquisition has been accounted for as an asset acquisition essentially resulting in the recognition of an intangible asset representing the licensing rights acquired. Refer to note 3 to the condensed interim financial statements for the quarter and nine months ended September 30, 2020 for the complete details regarding the accounting for this transaction.

Outstanding share data

We are authorized to issue an unlimited number of common shares. At November 9, 2020, 29,385,945 common shares, 2,520,238 options to purchase common shares, 4,238 restricted share units, 557,894 pre-funded warrants and 6,488,523 warrants to purchase common shares were issued and outstanding.

Transactions between related parties (as defined per IAS 24, Related party disclosures)

Balances and transactions between our subsidiaries, which are related parties, have been eliminated on consolidation and are not discussed in this MD&A. These transactions have been recorded at the exchange amount, meaning the amount agreed to between the parties.

On September 14, 2020, we drew down $29.1 million on the LOC with our parent, SALP, representing the entire balance available, which resulted in the issuance of the second term loan. During the quarter and nine months ended September 30, 2020, we paid interest on the first and second term loans, in the amount of $0.4 million and $0.9 million, respectively ($0.3 million and $3.3 million for the quarter and nine months ended September 30, 2019).

During the quarter and nine months ended September 30, 2020, we recorded $nil and $0.2 million, respectively, ($nil for the quarter and the nine months ended September 30, 2019) of research and development expenses, relating to a consulting service agreement signed with one of our directors in 2019 of which $13 thousand remains payable as at September 30, 2020.

Changes in accounting policies

New standards and interpretations adopted

The accounting policies used in these interim financial statements are consistent with those applied in our December 31, 2019 audited annual consolidated financial statements with the exception of the amendments to a specific accounting standard which we adopted as of January 1, 2020 as described below.

Amendments to IFRS 3, Business Combinations or IFRS 3

The amendments to IFRS 3 clarifies the definition of a business and includes an optional concentration test to determine whether an acquired set of activities and assets is a business. These amendments were adopted on January 1, 2020 and are applied prospectively to acquisitions made on or after this date.

New Standards and interpretations not yet adopted

The IFRS accounting standards, amendments, and interpretations that we reasonably expect may have a material impact on the disclosures, the financial position or results of our operations when applied at a future date are as follows:

Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets or IAS 37 - IAS 37 has been revised to specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The cumulative effect of initially applying the amendments, if any, will be recorded as an adjustment to the opening retained earnings and comparative periods will not be restated. Earlier application is permitted.

Amendments to IFRS 9 Financial Instruments, or IFRS 9 - IFRS 9 has been revised to clarify the fees an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 and is to be applied to financial liabilities that are modified after the date of adoption. Earlier application is permitted.

Amendments to IAS 1, Presentation of Financial Statements or IAS 1 - IAS 1 has been revised to clarify how to classify debt and other liabilities as current or non-current. The amendments help to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also include clarifying the classification requirements for debt an entity might settle by converting it into equity. The amendments are applicable retrospectively and is effective for annual reporting periods beginning on or after January 1, 2022 with earlier application permitted.

At the present time, we do not expect the amendments to IAS 37, IFRS 9 and IAS 1 will have a significant effect on our financial statements when these amendments are adopted. This assessment may change as we approach the various dates of adoption and new transactions occur.

Amendment to IFRS 16, Leases or IFRS 16 for COVID-19-Related Rent Concessions - IFRS 16 has been revised to permit lessees not to assess whether particular COVID-19-related rent concessions are lease modifications and, instead, account for those rent concessions as if they were not lease modifications. In addition, the amendment to IFRS 16 provides specific disclosure requirements regarding COVID-19-related rent concessions. The amendment becomes effective for annual reporting periods beginning on or after June 1, 2020 and earlier application is permitted.

Presently, we have not benefited from COVID-19 related rent concessions, and we will assess our circumstances when the amendment becomes effective for the Company.

Critical Accounting Policies and Estimates

The preparation of the interim financial statements requires the use of judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the accompanying disclosures. The uncertainty that is often inherent in estimates and assumptions could result in material adjustments to assets or liabilities affected in future periods. Other than as described below the significant accounting judgments and critical accounting estimates we applied, disclosed in the consolidated financial statements for the year ended December 31, 2019, remain unchanged.

COVID-19 – The negative impact of the COVID-19 pandemic on our financial statements for the quarter and nine months ended September 30, 2020 has been limited, however we are eligible to a Government of Canada salary subsidy program under which we submitted multiple claims during the second and third quarters of 2020 and received subsidies. The subsidy program may provide further financial support while the program is available. Consistent within the global biopharmaceutical sector, some clinical programs may have been and may be impacted by the shift of resources within hospitals to COVID-19 and related matters, resulting in potential delays to recruitment or site initiation on our clinical and preclinical programs, and potentially causing an adjustment of certain development timelines and activities. The partial disruption caused by COVID-19 may continue to impact our operations, workforce and overall business by delaying the progress of our research and development programs, regulatory submissions and reviews, regulatory inspections, production and plasma collection activities and business and corporate development activities. There is uncertainty as to the duration of the COVID-19 pandemic and related government restrictions, including travel bans, the impact on our workforce, and the availability of donors, healthy subjects and patients for the conduct of clinical trials, and the effects of the COVID-19 pandemic, including on the global economy, continue to be fluid. Estimates and assumptions about future events and their effects cannot be determined with certainty and therefore require the exercise of judgment. As of the date of issuance of these interim financial statements, we are not aware of any specific event or circumstance that would require us to update our estimates, assumptions and judgments or revise the carrying value of our assets or liabilities, and we are unable to estimate the potential impact on our future business or our financial results as of the date of this filing. These estimates may change as new events occur and additional information is obtained and are recognized in the consolidated financial statements as soon as they become known.

Share-based compensation – To determine the fair value of stock options on a given date, we must determine the assumptions that will be used as inputs to the Black-Scholes option pricing model, including the assumption regarding the future volatility of the common shares of Liminal for the expected life of the stock options. We use the historical volatility as a starting basis for the estimate and also considers whether there are factors that would indicate that the past volatility is not indicative of the future volatility. In making this assessment, we consider changes in Liminal’s activities and other factors such as a significant share consolidation. As the volatility is an assumption that has a significant impact on the calculated value of a stock option, the impact of this estimate can significantly impact the share-based payment expense over the vesting period of an award.

On March 23, 2020, our board of directors approved a plan to seek shareholder approval to modify the exercise price of certain stock options as disclosed in note 14b of our interim financial statements for the quarter and nine months ended September 30, 2020. In order to determine when the expense related to this modification is recognized in the consolidated statement of operations, we evaluated the timing of notification to option holders, the timing and method of determining the exercise price and the service period. We further considered whether the holders of the stock options had sufficient understanding of the terms and conditions of the potentially revised awards, the degree of certainty of the approval for the repricing and whether the service period for earning the rights to the awards had commenced. We concluded that the definition of the grant date was not met but that the service period had commenced and therefore a preliminary calculation of the incremental fair value of the repricing of the awards was performed using assumptions as of March 31, 2020. On May 26, 2020, the conditions for a grant date were met when the options exercise price was revised to $15.21 and a final calculation to determine the incremental fair value of the repriced options was performed.

Liquidity and Capital Resources

Overview

Our primary uses of cash are to fund our ongoing research and development activities. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, continue or initiate clinical trials of, and seek marketing approval for our product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to program sales, marketing, manufacturing and distribution to the extent that such sales, marketing and distribution are not the responsibility of potential collaborators as a result of licensing or partnering deals. Furthermore, we expect to continue to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

Identifying potential product candidates and conducting non-clinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes many years to complete. Success in the generation of the necessary data or results required to obtain marketing approval and achieve product sales cannot be certain. In addition, successful commercialization of our product candidates cannot be certain and any resulting revenue derived from product sales would not arise or reach sufficient levels for many years, if at all.

Until such time that we can generate substantial product revenue, if ever, we will need to finance our cash needs through a combination of equity offerings, debt financings, strategic collaborations, business and asset divestitures, monetization of any PRV, that may be granted by the FDA in the future, and grant funding.

Despite our efforts to obtain the necessary funding and further reduce the costs of our operations, there can be no assurance of our access to further funding on acceptable terms, if at all, particularly if the COVID-19 pandemic continues to disrupt global financial markets.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, shareholder ownership interest may be diluted, and the terms of any additional securities may include liquidation or other preferences that adversely affect the rights of shareholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or to grant licenses on terms that may not be favorable to us.

If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts, or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves. We may be required to take additional measures to reduce costs in order to conserve our cash in amounts sufficient to sustain operations and meet our obligations. These measures could cause significant delays in our preclinical, clinical and regulatory efforts, which are critical to the realization of our business plan.

Liquidity position at September 30, 2020 and going concern

At September 30, 2020, we had a positive working capital position, i.e. the current assets net of current liabilities of $28.3 million.

Subsequently, on November 3, 2020, we closed a private placement in which a U.S. public investment fund and SALP participated equally, generating approximate net proceeds of $36.9 million (US$27.7 million) for the issuance of 5,757,894 common shares, 557,894 pre-funded warrants, and 6,315,788 warrants. The pre-funded warrants and the warrants each give the holder the right to purchase one common share at an exercise price of US$0.001 and US$5.50 per share, respectively. The pre-funded warrants and the warrants are exercisable immediately upon issuance and have a term of five years.

Despite the recent funding, we do not currently have with sufficient funds to continue maintaining our operating activities, even at low spending levels, for the next 12 months.

In our cash management efforts, we have been operating at a low spending level, pacing our investments on new research programs, and reducing infrastructure costs where possible. while we continue taking steps to further transition our company to focus on the development of our small molecule product candidates. Our liquidity resources are allocated in priority towards preparing for potential commercialization, pending approval by the FDA of our BLA for Ryplazim and the fezagepras phase 1 MAD study.

If our BLA for Ryplazim is approved by the FDA, we may also be eligible to receive a PRV, from the FDA. If we receive regulatory approval of Ryplazim on the currently expected timeline, and if we receive a PRV, we anticipate seeking to monetize any such PRV in 2021.

We are pursuing a number of financing initiatives that could potentially extend our cash runway, if completed. Potential sources of funding include the key ones identified below:

•	We are continuing to evaluate potential strategic collaborations with upfront or continuous funding support;
•	We are continuing to evaluate avenues to monetize non-core assets; and
•	We will consider raising funds through the issuance of equity instruments.

Until we are successful in completing one or more significant financing transactions that may change our financial condition (which may not be available on acceptable terms, if at all), our current circumstances indicate the existence of a material uncertainty that may cast significant doubt about our ability to continue as a going concern. The perception that we may not be able to continue as a going concern may also make it more difficult to operate our business due to concerns about our ability to meet our contractual obligations. Further, if we are unable to secure additional capital, we may be required to curtail our research and development initiatives and take additional measures to reduce costs in order to conserve our cash in amounts sufficient to sustain operations and meet our obligations. These measures could cause significant delays in our preclinical, clinical and regulatory efforts, which are critical to the realization of our business plan. See the section titled “Risk Factors” contained in our SEC Reports for more information regarding the risks related to our funding needs.

The unaudited condensed interim financial statements as of September 30, 2020 do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should we be unable to continue as a going concern. Such adjustments could be material.

Prior Indebtedness

On April 27, 2017, we entered into a third loan agreement with SALP, or the Third Loan Agreement, which provides for an original issue discount, or OID, loan in the principal amount of $25.0 million. This loan has been amended. We subsequently entered into a fourth loan agreement with SALP, or the Fourth Loan Agreement, on November 30, 2017, and providing for a delayed-draw term loan of up to US$80.0 million, as amended.

On November 14, 2018, we entered into an omnibus amendment agreement with SALP, extending the maturity dates of all loan agreements with SALP outstanding as of such date. As part of the consideration for the extension of the maturity dates of the indebtedness under these agreements, we cancelled 100,117 existing warrants and granted 128,056 warrants to SALP, bearing a term of eight years and exercisable at a per share price equal to $1,000.00.

We also entered into an amendment agreement to the Fourth Loan Agreement on February 22, 2019 securing an additional amount of up to US$15.0 million from SALP under the Fourth Loan Agreement.

Restructuring Transactions

On April 23, 2019, we completed transactions pursuant to a debt restructuring agreement we entered into on April 15, 2019 with SALP and certain of our subsidiaries, or the Restructuring Agreement. In accordance with the Restructuring Agreement, (i) SALP acquired 15,050,312 of our common shares, or the New Common Shares, at a price per common share of $15.21, or the Transaction Price, for a total purchase price of $228.9 million, which was satisfied by the cancellation of outstanding indebtedness owed by us, and (ii) certain Warrants to purchase our common shares held by SALP were amended, with new warrants being issued, or the New Warrants, exercisable for 168,735 common shares at a per-share exercise price equal to the Transaction Price. Under the Restructuring Agreement, all but $10.0 million of the outstanding debt we owed to SALP in the aggregate amount of $238.9 million was converted into common shares, with the remaining balance modified into an interest-bearing loan, which we refer to as the first term loan, at a stated interest rate of 10% payable quarterly We also entered into a consolidated loan agreement with SALP on April 23, 2019, relating to future indebtedness.

Line of Credit

On November 11, 2019, we entered into an amendment to our April 23, 2019 consolidated loan agreement with SALP to include a non-revolving $75.0 million secured LOC bearing a stated interest of 10%, payable quarterly, and maturing on April 23, 2024. The LOC limit available to draw upon was reduced by the amounts of net proceeds generated by the sale of the bioseparations business. On September 14, 2020, we drew down on the entire remaining balance available under the LOC of $29.1 million, resulting in the issuance of the second term loan.

Convertible debt

Concurrently with the Fairhaven acquisition that closed on July 17, 2020, we issued secured convertible debentures, or SCD, to certain former Fairhaven shareholders, for an aggregate principal amount of $2.4 million and bearing an interest rate of 8% per annum, compounded quarterly. The SCD are due on the earlier of i) March 31, 2022, the Maturity Date, unless converted into our common shares prior to the Maturity Date or ii) upon a change of control event. The SCD are secured by all the assets of Fairhaven and rank in priority to the term loans issued under our consolidated loan agreement with SALP. At any time prior to the Maturity Date, the SCD holders have the right to convert the SCD into our common shares. We have the right to convert the SCD into common shares under certain pre-determined events. The five-trading day VWAP of our common shares immediately preceding the date of any conversion will be used to determine the number of our common shares that will be issued. The SCD were recorded as financial liabilities. The conversion features were determined to have no value.

At any time prior to the Maturity Date, the holders, shall have a collective right to purchase additional SCD issued by us for an aggregate principal amount of up to $5.7 million with substantially the same terms and conditions as set out in the original SCD. If the pre-determined events allowing us to trigger the conversion of the SDC occur prior to the Maturity Date, we have the right to require each holder of the SCD to purchase additional SCD for an aggregate principal amount of up to $5.7 million for all the holders which would then be converted into common shares.

Cash flow analysis

The following major cash flow components are presented on a total company basis, inclusive of continuing and discontinued operations.

The summarized consolidated statements of cash flows for the nine months ended September 30, 2020 and the corresponding period in 2019 are presented below.

Nine months ended September 30	2020	2019	Change
Cash flows used in operating activities	$(49,200)	$(63,935)	$14,735
Cash flows from financing activities	23,553	120,844	(97,291)
Cash flows used in investing activities	(995)	(3,656)	2,661
Net change in cash and cash equivalents during the period	$(26,642)	$53,253	$(79,895)
Net effect of currency exchange rate on cash and cash equivalents	1,393	(281)	1,674
Cash and cash equivalents, beginning of the period	61,285	7,389	53,896
Cash and cash equivalents, end of the period	$36,036	$60,361	$(24,325)

Cash flows used in operating activities decreased by $14.7 million during the nine months ended September 30, 2020 compared to the same period in 2019. The decrease is due to the following:

•	an increase in income tax refunds that we received by $10.6 million; and
•	the amounts received under the CEWS government grant program $3.1 million.

Cash flows from financing activities decreased by $97.3 million during the nine months ended September 30, 2020 compared to the same period in 2019. This decrease is mainly due to the decreased financing received from the issuance of debt, shares and warrants net of issuance costs of $100.4 million and decreased cash outflows related to interest on long-term debt of $2.4 million.

Cash flows used in investing activities decreased by $2.7 million during the nine months ended September 30, 2020 compared to the same period in 2019 mainly due to decreased capital expenditures of $2.3 million, and our receipt of the final adjustment to the proceeds from the sale of the bioseparations segment, net of transaction costs paid, of $0.4 million during the current period.

Research and Development, Patents and Licences

For a discussion of our research and development activities, see “Item 4.B—Business Overview” and “Item 5.A—Operating Results.” of our Annual Report on Form 20-F for the year ended December 31, 2019.

Trend information

Other than as disclosed elsewhere in this MDA, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2020 to September 30, 2020 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. For a discussion of trends, see the following sections in our Annual Report: “Item 4.B.—Business overview”, "Item 5.A.—Operating results”, “Item 5.B.—Liquidity and capital resources.”

Off-balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Tabular Disclosure of Contractual Obligations

The timing and expected contractual outflows required to settle our financial obligations recognized in the consolidated statement of financial position at September 30, 2020 are presented in the table below:

	Contractual Cash flows
	Carrying amount	Less than 1 year	1-3 years	3 - 5 years	More than 5 years	Total
Accounts payable and accrued liabilities 1)	$16,856	$16,856	$-	$-	$-	$16,856
Long-term portion of royalty payment obligations	113	-	53	53	247	353
Lease liabilities	35,017	7,888	14,166	13,645	33,110	68,809
Long-term portion of other employee benefit liabilities	71	-	71	-	-	71
Long-term debt 2)	40,419	3,945	10,649	41,347	-	55,941
	$92,476	$28,689	$24,939	$55,045	$33,357	$142,030

1) Short-term portions of the royalty payment obligations and of other employee benefit liabilities are included in the accounts payable and accrued liabilities.

2) Under the terms of the first and second term loans, SALP may decide to cancel a portion of the principal value of the loan as payment upon the exercise of the new warrants (please refer to the “restructuring transactions” section of the MD&A for more details). Under the terms of the secured convertible debentures, the holders may at any time, convert the instruments into common shares of the Company. The maximum repayment due on the term loans and the secured convertible debentures has been included in the above table.

Commitments

Our commitments have remained materially unchanged from those disclosed in the MD&A for the year ended December 31, 2019, as reflected in the Annual Report.

Financial instruments

Use of financial instruments

The financial instruments that we used result from our operating and investing activities, namely in the form of accounts receivables and payables, and from our financing activities resulting usually in the issuance of long‑term debt. We do not use financial instruments for speculative purposes and have not issued or acquired derivative financial instruments for hedging purposes.

Impact of financial instruments in the consolidated statements of operations

The following line items in the consolidated statement of operations for the quarter and nine months ended September 30, 2020 include income, expense, gains and losses relating to financial instruments:

•	loss on extinguishments of liabilities
•	finance costs; and
•	foreign exchange gains and losses.

Quantitative and Qualitative Disclosures about Market Risk

We have exposure to credit risk, liquidity risk and market risk. Our Board of Directors has the overall responsibility for the oversight of these risks and reviews our policies on an ongoing basis to ensure that these risks are appropriately managed.

i) Credit risk:

Credit risk is the risk of financial loss to our company if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash, investments, receivables and share purchase loan to a former officer. The carrying amount of the financial assets represents the maximum credit exposure.

We mitigate credit risk through reviews of new customer’s credit history before extending credit and conduct regular reviews of existing customers’ credit performance. We evaluate at each reporting period, the lifetime expected credit losses on our accounts receivable balances based on the age of each receivable, the credit history of the customers and past collection experience.

ii) Liquidity risk:

Liquidity risk is the risk that we will not be able to meet financial obligations as they come due. We manage our liquidity risk by continuously monitoring forecasts and actual cash flows. Our current liquidity situation is discussed in the liquidity and contractual obligation section of this MD&A.

iii) Market risk:

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect our income or the value of its financial instruments.

a)	Interest risk:

Our interest-bearing financial liabilities have fixed rates and as such there is limited exposure to changes in interest payments as a result of interest rate risk.

b) Foreign exchange risk:

We are exposed to the financial risk related to the fluctuation of foreign exchange rates. Outside of Canada, we operate in the U.S. and the U.K. and a portion of our expenses incurred are in U.S. dollars and in pounds sterling (£). Historically, the majority of our revenues have been in U.S. dollars and in £, but since the sale of our discontinued operations, our revenues are mainly in U.S. dollars, which serve to mitigate a small portion of the foreign exchange risk relating to the expenditures. When we hold cash and cash equivalents in U.S. dollars, this also helps to mitigate the foreign exchange risk on expenditures. Financial instruments that have exposed us to foreign exchange risk have been cash and cash equivalents receivables, trade and other payables, lease liabilities, licence payment obligations and the amounts drawn on the credit facility. We manage foreign exchange risk by holding foreign currencies we received to support forecasted cash outflows in foreign currencies.

Disclosure controls and procedures and internal controls over financial reporting

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in our reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

The CEO and CFO have designed, or caused to be designed, under their supervision, our disclosure controls and procedures.

Internal control over Financial Reporting

Internal controls over financial reporting or ICFR are designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Due to its inherent limitation, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

The CEO and CFO have designed, or caused to be designed, under their supervision our ICFR using the framework established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Change in Internal Controls over Financial Reporting

In accordance with the National Instrument 52-109, we have filed certificates signed by the CEO and CFO that, among other things, report on the design of disclosure controls and procedures and the design of ICFR as at September 30, 2020.

There have been no changes in the Company’s ICFR that occurred during the quarter and nine months ended September 30, 2020 that have materially affected or are reasonably likely to materially affect its ICFR.